UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number: 001-39111

XChange TEC.INC

(Registrant’s Name)

Room 1610

No.801, Building 1, 1136 Xinzha Road

JingAn District, Shanghai, 200041

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

EXPLANATORY NOTE

This report on Form 6-K, including the exhibits hereof, is hereby incorporated by reference into the Registrant’s Registration Statement on Form F-3 initially filed with the U.S. Securities and Exchange Commission on July 27, 2021 (Registration No. 333-258187) and shall be a part thereof from the date on which this current report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On October 17, 2024, Mr. Chengcai Qu resigned as a director, Chairman of the board of directors, Chairman of the compensation committee, Chairman of the nominating and corporate governance committee, and Chief Executive Officer of XChange TEC.INC (the “Company”), Mr. Zhichen Sun resigned as Chief Financial Officer of the Company, and Mr. Jiamin Chen resigned as a director of the Company.

Mr. Qu, Mr. Sun and Mr. Chen resigned for personal reasons and have no disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

On the same day, the board of directors of the Company appointed Mr. Yong Zhang as a director, Chairman of the board of directors, Chairman of the compensation committee, Chairman of the nominating and corporate governance committee, and Chief Executive Officer of the Company, Ms. Jiaxing Chang as a director and Chief Financial Officer of the Company, and Mr. Yong Ma as the Head of Business of the Company. In addition, the board of directors removed Mr. Gang Xie as a director of the Company.

Mr. Yong Zhang has served as the vice president of Jiachuang Yingan Limited since February 2019. Mr. Zhang received his post-secondary degree majoring in Finance and Securities from Hebei University of Geology.

Ms. Jiaxing Chang has served as the Capital Markets Director of Jiachuang YingAn (Beijing) Information Technology Co., Ltd. since July 2020. From October 2018 to July 2020, Ms. Chang served as an auditor of Deloitte Touche Tohmatsu Certified Public Accountants LLP, Beijing Branch. Ms. Chang received her bachelor’s degree majoring in Business and Financial Management from the University of Salford, and her master’s degree majoring in Finance and Accounting from the University of Sheffield.

Mr. Yong Ma will take responsibility of the business operation of the Company. Mr. Ma served as Chief Executive Officer of Caishang Education Technology (Beijing) Co., Ltd from January 2019 to March 2021, and Chief Operation Officer of China Finance Online, a financial company from August 2014 to December 2018. In 2014, Mr. Ma was the chairman of Beijing Niuzai Internet Technology Co., Ltd. Mr. Ma received his bachelor’s degree majoring in automated control from Nanjing University of Science and Technology, and completed MBA and EMBA programs from Tsinghua University and China Europe International Business School (CEIBS), respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XChange TEC.INC

By:	/s/ Yong Zhang
Name:	Yong Zhang
Title:	Chairman of the Board of Directors and Chief Executive Officer

Date: October 17, 2024

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